UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            LEXINGTON RESOURCES, INC.
                            _________________________
                                (Name of Issuer)

                                  COMMON STOCK
                         ______________________________
                         (Title of Class of Securities)

                                    529561102
                                 ______________
                                 (CUSIP Number)

                     NEWPORT CAPITAL CORP. AND BRENT PIERCE
           ADDRESS: BOTH OF RENNWEG 28, ZURICH, SWITZERLAND, CH-8001;
                          TELEPHONE: 011-41-795-986-147
________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 26, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).

CUSIP No. 529561102
________________________________________________________________________________


1.       Names of Reporting Persons       NEWPORT CAPITAL CORP.
         I.R.S. Identification Nos. of above persons (entities only).

________________________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      [ ]
(b)      [ ]
         NOT APPLICABLE.

________________________________________________________________________________

3.       SEC Use Only:

________________________________________________________________________________

4.       Source of Funds (See Instruction): WC.

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
         NOT APPLICABLE.

________________________________________________________________________________

6.       Citizenship or Place of Organization: BELIZE.

________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:             2,155,114 SHARES.(1)

8.       Shared Voting Power:           NONE

9.       Sole Dispositive Power:        2,155,114 SHARES.(1)

10.      Shared Dispositive Power:      NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,155,114 SHARES.(1) (2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS): [ ]
         NOT APPLICABLE.

13.      Percent of Class Represented by Amount in Row (11): 7.2%.(3)

14.      Type of Reporting Person (SEE Instructions): CO.

Notes:

(1) Beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE ACT OF 1934, as amended, and includes 2,042,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital Corp. ("Newport Capital") as of June 26, 2006. Brent Pierce ("Mr. Pierce") is an officer and director of Newport Capital,

CUSIP No. 529561102
________________________________________________________________________________


      and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to common shares owned by Newport Capital.
(2) The filing of this statement by Newport Capital shall not be construed as an admission that Newport Capital is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.
(3) Based on 29,716,701 shares of common stock issued and outstanding as of June 26, 2006. In addition to its beneficial share ownership of the common shares of the Issuer as of June 26, 2006, Newport Capital is filing this statement to disclose its beneficial ownership of the common shares of the Issuer as of the following dates, as set forth in Exhibit A to this statement.

      (a) November  24,  2003
      (b) March 27, 2006
      (c) April 7, 2006
      (d) May 22, 2006

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CUSIP No. 529561102
________________________________________________________________________________


1.       Names of Reporting Persons BRENT PIERCE.
         I.R.S. Identification Nos. of above persons (entities only).

________________________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      [ ]
(b)      [ ]
         NOT APPLICABLE.

________________________________________________________________________________

3.       SEC Use Only:

________________________________________________________________________________


4. Source of Funds (See Instruction): PF (BRENT PIERCE & MRS. PIERCE), WC (NEWPORT CAPITAL CORP., SPARTAN ASSET GROUP, PACIFIC RIM FINANCIAL, INC. & PARC PLACE INVESTMENTS AG ("PARC PLACE")

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [X]

________________________________________________________________________________

6.       Citizenship or Place of Organization: CANADA.

________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:             2,160,364 SHARES.(1)

8.       Shared Voting Power:           285,000 SHARES.(2)

9.       Sole Dispositive Power:        2,160,364 SHARES.(1)

10.      Shared Dispositive Power:      285,000 SHARES.(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,445,364.(1), (2), (3)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS): [ ]
         NOT APPLICABLE.

13.      Percent of Class Represented by Amount in Row (11): 8.2%.((4))

14.      Type of Reporting Person (SEE Instructions): IN.

Notes:

(1) 2,155,114 these are the same securities being reported by Newport Capital Corp. ("Newport Capital") as a Reporting Person hereunder. Beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE ACT OF 1934, as amended, and includes 2,042,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport

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CUSIP No. 529561102
________________________________________________________________________________


      Capital Corp. ("Newport Capital") as of June 26, 2006. Brent Pierce ("Mr. Pierce") is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to common shares owned by Newport Capital. In addition to such shares and warrants held of record by Newport Capital, as of June 26, 2006, 5,250 shares were held of record by Mr. Pierce.
(2) Of these 285,000 shares of common stock, as of June 26, 2006: (i) 45,000 shares were held of record by Dana Pierce ("Mrs. Pierce"), the wife of Mr. Pierce; (ii) 222,500 shares were held of record by Parc Place Investments AG ("Parc Place") and (iii) 17,500 shares were held of record by Spartan Asset Group ("Spartan"). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Parc Place and Spartan in his capacity as an officer and director of these entities.
(3) The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.
(4) Based on 29,716,701 shares of common stock issued and outstanding as of June 26, 2006.

      In addition to his beneficial share ownership of the common shares of the Issuer as of June 26, 2006, Mr. Pierce is filing this statement to disclose his beneficial ownership of the common shares of the Issuer as of the following dates, as set forth in Exhibit B to this statement.

      (a) November 24, 2003
      (b) November 25, 2003
      (c) November 30, 2003
      (d) December 1, 2003
      (e) February 4, 2004
      (f) March 10, 2004
      (g) March 18, 2004
      (h) March 22, 2004
      (i) April 2, 2004
      (j) April 21, 2004
      (k) May 18, 2004
      (l) May 24, 2004
      (m) January 23, 2006
      (n) April 17, 2006
      (o) May 26, 2006

CUSIP No. 529561102
________________________________________________________________________________


This statement on Schedule 13D is being filed by Newport Capital Corp., a Belize corporation ("Newport Capital") and Brent Pierce ("Mr. Pierce", and together with Newport Capital, the "Reporting Persons") pursuant to Rule 13d-1(d) under the SECURITIES EXCHANGE ACT OF 1934, as amended.


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc., a Nevada Corporation ("Issuer"). The Issuer maintains its principal executive offices at 7473 West Lake Mead Road, Las Vegas, Nevada 89128.


ITEM 2.  IDENTITY AND BACKGROUND

A.       NAMES OF PERSONS FILING THIS STATEMENT:

         This statement is filed by Newport Capital Corp. ("Newport Capital") and Brent Pierce ("Mr. Pierce").

B.       RESIDENCE OR BUSINESS ADDRESS:

         Newport Capital Corp.                    Brent Pierce
         Rennweg 28                               c/o Newport Capital Corp.
         Zurich, Switzerland, CH-8001             Rennweg 28
                                                  Zurich, Switzerland, CH-8001

C.       PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

         Newport Capital is a corporation organized under the laws of Belize and is principally involved in the business of providing various administrative and management services to both reporting and
         non-reporting    companies.    Mr.   Pierce   also   provides   various
         administrative and management services to both reporting and non-reporting companies. Mr. Pierce is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to shares of common stock owned by Newport Capital.

D.       CRIMINAL PROCEEDINGS:

         Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.       CIVIL PROCEEDINGS:

         Other than an order issued in June 1993 by the British Columbia Securities Commission (the "BCSC") pursuant to a settlement agreement entered into as of the same date between Mr. Pierce and the BCSC, during the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 529561102
________________________________________________________________________________


F.       CITIZENSHIP:

         Newport Capital is a Belize corporation. Mr. Pierce is a Canadian citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used to purchase the Issuer's common shares in the transactions described in this statement on form 13D are described in Exhibits A and B attached to this statement.


ITEM 4.  PURPOSE OF TRANSACTION

On November 21, 2003, the Issuer filed a Registration Statement on Form S-8 with respect to an indeterminate number of shares of common stock of the Issuer issuable from time to time as a result of stock splits, stock dividends or similar transactions. Subsequent to the effectiveness of this Registration Statement on November 21, 2003, the Reporting Persons engaged in a series of transactions (both purchases and sales) with respect to the Issuer's common shares for investment purposes. Information with respect to material transactions for the purposes of this Schedule 13D is described in Exhibits A and B attached to this statement.

The Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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CUSIP No. 529561102
________________________________________________________________________________


         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by Newport Capital and Mr. Pierce shall not be construed as an admission that either Newport Capital or Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

         (a) NEWPORT CAPITAL: For the purposes of this statement, the Reporting Persons are reporting herein that as of the close of business on June 26, 2006, Newport Capital was the beneficial owner of 2,155,114 shares (or approximately 7.2%) of the Issuer's common stock. Beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE ACT OF 1934, as amended, and includes 2,042,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital, of which Mr. Pierce is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

                  In addition to Mr. Pierce, the other officer and director of Newport Capital is Cockburn Directors, Ltd. ("Cockburn Directors"), which is organized under the laws of Turks & Caicos, British West Indies, and has a principal business address at 1 Caribbean Place, Leeward Highway, Providenciales, Turks & Caicos, British West Indies. Cockburn Directors is principally involved in the business of providing management consulting services. During the last five years, Cockburn
                  Directors (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  MR. PIERCE: For the purposes of this statement, the Reporting Persons are reporting herein that as of the close of business on June 26, 2006, Mr. Pierce was the beneficial owner of an aggregate of 2,445,364 shares (or approximately 8.2% of the outstanding shares) of the Issuer's common stock. 2,155,114 of these are the same securities being reported by Newport Capital as a Reporting Person hereunder. Beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE ACT OF 1934, as amended, and includes (i) 2,042,114 shares and 113,000 warrants (immediately exercisable for one share each) held of record by Newport Capital, of which Mr. Pierce is an officer and director (the Board of Newport Capital has

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CUSIP No. 529561102
________________________________________________________________________________


                  delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital); (ii) 5,250 shares held of record by Mr. Pierce; (iii) 45,000 shares held of record by Dana Pierce ("Mrs. Pierce"), the wife of Mr. Pierce; (iv) 222,500 shares held of record by Parc Place
                  Investments AG ("Parc Place") and (v) 17,500 shares held of record by Spartan Asset Group ("Spartan"). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Parc Place and Spartan in his capacity as an officer and director of these entities.

         (b) NEWPORT CAPITAL: For the purposes of this statement, the Reporting Persons are reporting herein that as of June 26, 2006, Newport Capital, through Mr. Pierce, had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,155,144 of the Issuer's common shares (including 113,000 warrants immediately exercisable for one share each).

                  MR. PIERCE: For the purposes of this statement, the Reporting Persons are reporting herein that as of June 26, 2006, Mr. Pierce had: (i) on Newport Capital's behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,155,144 of the Issuer's common shares (including 113,000 warrants immediately exercisable for one share each); (ii) on his own behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 5,250 of the Issuer's common shares; (iii) together with Mrs. Pierce, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 45,000 of the Issuer's common shares; (iv) on Parc Place's behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 222,500 of the Issuer's common shares and (v) on Spartan's behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 17,500 of the Issuer's common shares.

                  Parc  Place  is  a  company   organized   under  the  laws  of
                  Switzerland, with a principal business address at Rennweg 28, Zurich, Switzerland, CH-8001.

                  Spartan is a corporation organized under the laws of Belize, with a principal business of providing management consulting services. The address of Spartan's principal office is P.O. Box WC 960, St. John's, Antigua.

                  Mrs. Pierce is a citizen of Canada and has an address at c/o Brent Pierce, Newport Capital Corp., Rennweg 28, Zurich, Switzerland, CH-8001. Her present principal occupation is as a businessperson.

                  During the last five years, none of Parc Place, Spartan or Mrs. Pierce (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) As of June 26, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by Newport Capital, Mr. Pierce, Mrs. Pierce, Parc Place or Spartan other than as disclosed herein.

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CUSIP No. 529561102
________________________________________________________________________________


         (d) As of June 26, 2006, to the best knowledge and belief of the undersigned, no person other than Newport Capital, Mr. Pierce, Mrs. Pierce, Parc Place or Spartan had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In consideration for introducing Issuer to certain investors in connection with Regulation S transactions, Park Place received 202,500 restricted common shares from the Issuer for finder's fees on May 25, 2006. As a result of consulting services performed under a contract between the Issuer and International Market Trend AG, and stock option grants awarded by the Issuer from time to time, Mr. Pierce has received and may later receive options to purchase stock of the Issuer.

Other than the arrangements described above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT  DESCRIPTION OF EXHIBIT

A        Previous Material Transactions Relating to Newport Capital Corp.

B        Previous Material Transactions Relating to Brent Pierce

C        Joint Filing Agreement

CUSIP No. 529561102
________________________________________________________________________________



                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated: July 25, 2006.                    NEWPORT CAPITAL CORP.


                                         Per: /s/ BRENT PIERCE
                                              __________________________________
                                              Brent Pierce, President




                                              /s/ BRENT PIERCE
                                              __________________________________
                                              BRENT PIERCE

                                                                       EXHIBIT A


                   PREVIOUS MATERIAL TRANSACTIONS RELATING TO
                             NEWPORT CAPITAL CORP.'S
                BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF
                       LEXINGTON RESOURCES, INC. (ISSUER)


Beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE
ACT OF 1934, as amended, and includes shares and warrants (immediately exercisable for one share each) held of record by Newport Capital Corp.

-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
    DATE                  TRANSACTION(S)               COST AND SOURCE OF    SHARES HELD       ISSUER'S           NEWPORT
                                                             FUNDS            BY NEWPORT      ISSUED AND        CAPITAL'S %
                                                                               CAPITAL        OUTSTANDING       BENEFICIAL
                                                                                                SHARES         OWNERSHIP(1)
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
11/24/03       Purchase of 350,000 shares in a        $175,000 from         353,094         3,921,184        9.0%
               private sale from Brent Pierce for     Working Capital (WC)
               investment purposes
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
11/24/03       Series of private sales                n/a                   44,794          4,071,184        1.1%(2)
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
3/27/06        Private purchase of 50,000 shares      $62,500 from WC       1,460,111(3)    28,573,654       5.1%
               for investment purposes
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
4/7/06         Private purchase of 196,000 shares     $245,000 from WC      1,838,580(3)    28,955,442       6.3%
               for investment purposes

               Market sale of 22,581 shares           n/a

               Market purchase of 3,500 shares        $4,683 from WC
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------
5/22/06        Private purchase of 100,000 shares     $100,000 from         2,233,474(3)    29,716,701       7.5%
               for investment purposes                Working Capital

               Market sale of 17,750 shares           n/a
-------------- -------------------------------------- --------------------- --------------- ---------------- ------------------

(1) Percent ownership as of end of day (except with respect to November 24, 2003, for which a percent ownership is given as of the purchase of 350,000 shares and as of the end of the day.
(2) The issuer issued 150,000 shares during the day on November 24, 2003.
(3) Includes 113,00 warrants immediately exercisable for one share each.

The filing of this statement by Newport Capital shall not be construed as an admission that Newport Capital is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.


                                                                       EXHIBIT B

                                 BRENT PIERCE'S
                BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF
                       LEXINGTON RESOURCES, INC. (ISSUER)

For the purposes of this statement, Mr. Pierce's beneficial ownership is calculated under Rule 13d-3 of the SECURITIES EXCHANGE ACT OF 1934, as amended, and includes: (i) shares and warrants held of record by Newport Capital Corp. ("Newport Capital"), of which Mr. Pierce is an officer and director (the Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital); (ii) shares or options held of record by Mr. Pierce; (iii) shares held of record by Dana Pierce ("Mrs. Pierce"), the wife of Mr. Pierce; (iv) shares held of record by Pacific Rim Financial Inc. ("Pacific Rim"); (v) shares held of record by Spartan Asset Group ("Spartan") and (vi) shares held of record by Parc Place Investments AG ("Parc Place"). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Pacific Rim, Spartan and Parc Place in his capacity as an officer and director of these entities.

The following table and the notes thereto provide information as to the beneficial ownership of shares of the Issuer's common stock held as of the dates provided in the table.



BP            =        Shares  or options held by Brent Pierce
Newport       =        Shares or warrants held by Newport Capital
DP            =        Shares held by Dana Pierce
PRF           =        Shares held by Pacific Rim Financial, Inc.
SAG           =        Shares held by Spartan Asset Group
PP            =        Shares held by Parc Place
%             =        Brent Pierce's % beneficial ownership for the purposes of
                       this statement

-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
DATE           BP             NEWPORT           DP         PRF     SAG        PP            ISSUER'S              %
                                                                                            ISSUED/OUT-STANDING
                                                                                            SHARES
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
11/24/03       367,561        3094              0          500     1000       0             3,921,184             9.5%(1)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
11/24/03       17,561         44,794            0          500     1000       0             3,921,184             1.6%(1)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
11/25/03       167,561        44,794            0          500     1000       0             3,921,184             5.5%(2)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
11/30/03       117,561        44,794            0          500     1000       0             4,281,184             3.8%(3)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
12/1/03        117,561        144,794           0          500     1000       0             4,281,184             6.2%(4)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
12/1/03        117,561        78,127            0          500     1000       0             4,281,184             4.6%(4)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
2/4/04         766,683*       178,290           0          2500    1000       20,000        14,043,552            6.7%(5)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
3/10/04        766,683*       23,090            0          2500    1000       20,000        14,043,552            5.7%(6)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
3/18/04        766,683*       -89,910           0          2500    1000       20,000        14,043,552            4.9%(7)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
3/22/04        766,683*       49,333            0          2500    1000       20,000        14,043,552            5.8%(8)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
4/2/04         766,683*       -105,167          0          4000    1000       20,000        14,043,552            4.8%(9)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
4/21/04        766,683*       157,633***        0          4000    1000       20,000        14,406,752            6.4%(10)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
5/18/04        761,683*       29,323***         0          4000    1000       20,000        14,978,352            5.3%(11)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
5/24/04        761,683*       -40,177***        0          4000    1000       20,000        14,978,352            4.8%(12)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
1/23/06        1,007,500**     416,723****      45,000     0       17,500     20,000        24,627,523            5.9%(13)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
4/17/06        5,250          1,971,680****     45,000     0       17,500     20,000        29,496,983            7.0%(14)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------
5/26/06        5,250          2,272,304****     45,000     0       17,500     222,500       29,716,701            8.6%(15)
-------------- -------------- ----------------- ---------- ------- ---------- ------------- --------------------- ------------



--------------------------------------------------------------------------------
(1) On November 24, 2003, Mr. Pierce received immediately exercisable options for 350,000 shares as consideration for services performed. Mr. Pierce exercised these options, receiving 350,000 shares in exchange for $175,000 from his personal funds. Upon exercise of these options, Mr. Pierce's beneficial ownership interest of the Issuer's shares was 9.5%. On this same date, Mr. Pierce sold 350,000 shares in a private sale to Newport Capital for $175,000. In turn, Newport Capital engaged in a series of private sales on this date, selling an aggregate of 308,500 shares. As of the end of the day on November 24, 2003, Mr. Pierce's beneficial ownership interest in the Issuer's shares was 1.6%.
(2) On November 25, 2003, Mr. Pierce exercised 150,000 options for $75,000 from his personal funds.
(3) On November 30, 2003, Mr. Pierce sold 50,000 shares to Newport Capital in a private sale. On this same date, Newport Capital sold 50,000 shares in two private sales.
(4) On December 1, 2003, Newport Capital received 100,000 shares as a receivable payment. Upon receipt of these shares, Mr. Pierce's beneficial ownership interest in the Issuer's shares was 6.2%. During the course of this day, Newport Capital sold an aggregate of 66,667 shares in two private sales. As of the end of the day on December 1, 2003, Mr. Pierce's beneficial ownership interest in the Issuer's shares was 3.8%.
(5) On February 4, 2004, Mr. Pierce received 320,000 options (immediately exercisable for one share each) from the Issuer.
(6) On March 10, 2004, Newport Capital made a market sale of 10,000 shares.
(7) On March 18, 2004, Newport Capital sold 13,000 shares in a market sale.
(8) On March 22, 2004, Newport Capital acquired 174,243 shares in connection with two private transactions for $274,461.
(9) On April 2, 2004, Newport Capital made a market sale of 47,000 shares.
(10) On April 21, 2004, Newport Capital purchased 287,000 shares and 143,600 warrants immediately exercisable for one share each in a private placement for $718,000 from its working capital.
(11) On May 18, 2004, Newport Capital made a market sale of 15,000 shares.
(12) On May 24, 2004, Newport Capital made a market sale of 22,500 shares.
(13) On January 23, 2006, Newport Capital acquired 750,000 shares from the Issuer at a deemed value of $478,024 in connection with the purchase by the Issuer of a subsidiary interest from Newport Capital.
(14) On April 17, 2006, Newport Capital purchased 17,500 shares in two market purchases for an aggregate of $23,989 from its working capital.
(15) On May 26, 2006, Newport Capital purchased 10,000 shares in a market purchase for $13,860 from its working capital.

* Includes 320,000 options immediately exercisable for one share each held by Brent Pierce.
** Includes 1,000,000 options immediately exercisable for one share each held by Brent Pierce.
*** Includes 143,600 warrants immediately exercisable for one share each held by Newport Capital.
**** Includes 113,000 warrants immediately exercisable for one share each held by Newport Capital.

The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

                                                                       EXHIBIT C


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            LEXINGTON RESOURCES, INC.
                            _________________________
                                (Name of Issuer)

                                  COMMON STOCK
                         ______________________________
                         (Title of Class of Securities)

                                    529561102
                                 ______________
                                 (CUSIP Number)



                             JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D, dated July 21 2006, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.


Dated: July 25, 2006

NEWPORT CAPITAL CORP.
By:

/s/ BRENT PIERCE                                  /s/ BRENT PIERCE
_______________________                           _______________________
Brent Pierce, President                           BRENT PIERCE